SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 4, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

As an update to the information disclosed in the Form 6-K furnished to the SEC on October 28, 2024, Credicorp Ltd. (‘Credicorp’) hereby notifies you, as a Material Event, that on February 3, 2025, the Chilean Financial Market Commission (Comisión para el Mercado Financiero – CMF) has notified Tenpo SpA and Credicorp Capital Holding Chile, companies within Credicorp economic group, of the issuance of the existence authorization certificate for Tenpo Bank Chile.

The next and final step of the banking license process will be obtaining the operational authorization from the CMF, once it has been verified that Tenpo Bank Chile is ready to start its operations.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2025

CREDICORP LTD.
(Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative